April 9, 2018

VIA EDGAR

Securities and Exchange Commission Judiciary Plaza 100 F Street, N.E. Washington, D.C. 20549

Re:	State of Israel

File No. 002-94917

Ladies and Gentlemen:

On behalf of the State of Israel, we enclose for filing pursuant to the requirements of the Securities Exchange Act of 1934, as amended, an amendment to the Annual Report of the State of Israel for the year ended December 31, 2016 on Form 18-K/A dated April 9, 2018.

Please call the undersigned at (202) 942-6529 or David Menchel at (212) 836-8241 should you require any additional information or have any questions.

Very truly yours,

/s/ Naomi M. Hartman

Naomi M. Hartman

Enclosure

Arnold & Porter Kaye Scholer LLP 601 Massachusetts Ave., NW | Washington, DC 20001-3743 | www.arnoldporter.com